

December 2, 2010

Paul Goodman
President and Chief Financial Officer
Beauty Brands Group, Inc.
420 Lexington Avenue
Suite 2320
New York, NY 10170

> **Re:** **Beauty Brands Group, Inc.**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
> **Filed on November 22, 2010**
> **File No. 000-52764**

Dear Mr. Goodman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

1. It has come to our attention that your interim financial statements may not have been reviewed by an independent public accountant. According to Rule 8-03 of Regulation S-X, interim financial statements included in Form 10-Q must be reviewed by an independent public accountant using the professional standards and procedures for conducting reviews as established by the standards of the Public Company Accounting Oversight Board (PCAOB). Please tell us whether you have

complied with this requirement and identify the accountant who performed the review. If the interim financial statements were not reviewed, advise us and amend the Form 10-Q immediately to disclose the unreviewed status of the financial statements and describe your plans for obtaining a review and the timing.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel,
and Health care Services